October 24, 2007	Robert W. Sweet, Jr. Boston Office 617.832.1160 rws@foleyhoag.com

Via Facsimile

Eduardo Aleman, Esq.
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Mail Stop 0306
Washington, D.C. 20549-1004

  Re:
  Power Medical Interventions, Inc.
  Amendment No. 4 to Registration Statement on Form S-1
  Filed on October 24, 2007
  File Number 333-142926

Dear Mr. Aleman:

        In response to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in Ms. Peggy A. Fisher's letter of October 22, 2007 (the "Comment Letter") regarding Amendment No. 3 to the Registration Statement on Form S-1, we submit on behalf of Power Medical Interventions, Inc. ("PMI" or the "Company"), the information set forth below. Please be advised that we have today filed Amendment No. 4 to the Registration Statement ("Amendment No. 4") to reflect the disclosures described below.

Summary Consolidated Financial Information, page 8

Capitalization, page 34

Dilution, page 36

1.
We note that your offering price range is $12 - $14. On page F-21 you disclose that the preferred shares will automatically convert to common shares upon an IPO of not less than $40 million at a price to the public of at least $13.28 per share. As such, please tell us why the current presentation of the pro forma effects of the conversion of the preferred shares in your summary consolidated financial information, capitalization information, and dilution information is appropriate.

        Response.    By a written consent effective as of September 21, 2007 (a copy of which is attached to this letter as Appendix A), the holders of a majority of the outstanding shares of the Company's preferred stock, voting together as a single class, agreed that all outstanding shares of the Company's preferred stock would be converted to common stock immediately prior to the Company's initial public offering. This consent is subject to the condition that the value of the Company's common stock outstanding prior to the IPO, determined on a fully diluted basis as specified in the consent, and valued at the IPO price, is at least $125 million in the aggregate (and that the IPO occurs before January 31, 2008). No consideration was requested by, or was or will be provided to, any of the consenting stockholders in exchange for their execution of this consent.

        Pursuant to Article IV, Section 3(b) of the Company's Third Amended and Restated Certificate of Incorporation, as amended, this consent is binding on all the holders of preferred stock, such that the conversion of all outstanding shares of preferred stock will occur automatically immediately prior to the consummation of the IPO, provided that the minimum valuation condition described above is met.

        Giving effect to the Company's one-for-sixteen reverse split and its outstanding capitalization, the minimum initial public offering price that would be necessary to ensure that the minimum valuation condition is met is approximately $6.68 per share, far below the filing range of $12 to $14. We have been informed by the Company that there is no scenario under which the Company would proceed with an offering at an initial public offering price less than $6.68, or under any other conditions such that the preferred stock would not convert to common.

        The prospectus therefore accurately states at page 107 that:

  "Immediately prior to this offering, our certificate of incorporation provided for four series of preferred stock. In connection with this offering, all outstanding shares of preferred stock will be converted into shares of common stock in accordance with the provisions of our certificate of incorporation."

        In addition, the Company has by Amendment No. 4 revised Note 6 of Notes to Consolidated Financial Statements at page F-21 to include the following:

  "By a written consent effective as of September 21, 2007, the holders of a Preferred Majority agreed that all outstanding shares of the Company's preferred stock would be converted to common stock immediately prior to the Company's initial public offering. This consent is subject to the conditions that the value of the Company's common stock outstanding prior to the offering, determined on a fully diluted basis in a manner specified in the consent, and valued at the initial public offering price, is at least $125 million in the aggregate, and that the offering occurs before January 31, 2008. Company management has determined that that there is no scenario under which the Company would proceed with an offering at an initial public offering price that does not result in this minimum valuation condition being met, or under any other conditions such that the preferred stock would not convert to common."

        Given the above, the Company believes that a pro forma presentation giving effect to the conversion to common stock of all outstanding preferred stock is appropriate.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 45

2.
We note that your offering price range is $12 - $14, whereas the fair value per share as of April 1, 2007 was only $7.68. As previously requested in comment 5 from our August 21, 2007 letter to you, please disclose each significant factor contributing to the difference in fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

        Response.    Pursuant to my telephone conversations yesterday with Mr. David Burton of the Staff. the Company has in Amendment No. 4 reorganized the discussion of stock-based compensation at pages 46 through 49 for clarity, and has provided the following additional suggested disclosure regarding significant factors that have, in the Company's judgment, contributed to the increase in value of the Company's common stock:

  "Between October 25, 2006, at which date Baker-Meekins determined the fair value of our common stock to be $7.36 per share, and October 2007, when we arrived at the estimated initial public offering range of $12.00 to $14.00 set forth on the cover of this prospectus, there were a number of favorable developments in our business that we believe have increased the fair value of our common stock. For additional discussion of these developments and their impact on our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

  The following is a summary of the significant factors that in our judgment have most contributed to the change in the fair value of our common stock over that period:

  •
  In early 2006, we had encountered a series of operational difficulties that had an adverse effect on our revenues and results of operations in the remainder of 2006. By October 2007, we had made significant progress in overcoming these operational challenges and had also undertaken a number of programs intended to improve the efficiency and reliability of our supply chain and manufacturing operations. We also strengthened our management team through the addition of our new Chief Financial Officer, John Gandolfo, Chief Operations Officer, Alex Bourdon, and Senior Vice President of Regulatory Affairs and Quality Assurance, Peter Shearstone.

  •
  Linear staplers have historically been our most important product, and the nine-month delay in introduction of our PLC 60 linear stapler during 2006 was a significant set-back to our business. We finally succeeded in introducing our PLC 60 linear stapler in late December 2006. Through June 30, 2007, we had placed 89 of our PLC 60 linear staplers in 65 hospitals globally, which we believe indicates the significant market potential of this new product.

  •
  Our Intelligent Surgical Instruments were used in what we believe were the first per-oral gastric bypass anastomosis and first per-oral esophagectomy, and were employed in other precedent-setting NOTES procedures during 2007.

  •
  Finally, and perhaps most significantly, in September 2007 we obtained 510(k) clearance from the FDA to market our next generation i60 hand held articulating linear stapler. A key element of our business plan since our inception has been to incorporate the capabilities of our existing Intelligent Surgical Instruments in a line of self-contained devices that would eliminate the need for a separate power console, control unit or FlexShaft. Our i60 linear stapler is the first of these next generation products. We believe that obtaining this FDA clearance, which was a prerequisite to our planned launch of the i60 in the fourth quarter of 2007, is an important milestone in our development and has contributed significantly to the value of our business."

Business, page 56

Domestic Regulation of our Products and Business, page 71

3.
We note your disclosure that you have modified your devices after such devices received FDA clearance and that you determined that "some" modifications did not require new 510(k) clearances. Disclose whether you determined that any modifications did require new 510(k) clearances and, if so, when you intend to seek such clearances.

        Response.    The Company believes that no modification of its devices subsequent to their receiving FDA clearance requires a new 510(k) clearance that has not already been obtained, and therefore does not intend to seek any additional clearances at this time.

        As noted in the prospectus, the Company has made modifications to certain of its products since those products have been cleared by the FDA and introduced to the market, some of which were considered by the Company to require the submission and clearance of a new 510(k) and some of which were not.

        For example, the Company originally received 510(k) clearance for its circular stapler in 2000. The Company made modifications to the latching mechanism of the device in 2003 and 2004 which it determined could significantly affect the safety or effectiveness of the device and accordingly applied for and obtained new 510(k) clearances on September 30, 2003 and February 4, 2004.

        On the other hand, the Company has made other product modifications and enhancements that it determined did not require the submission of a new 510(k). Those modifications were not considered to be as significant as the foregoing and were implemented through the Company's Engineering Change Order process. (This accounts for the use of the word "some" in the current disclosure).

        At this time, the Company has not made, and is not in the process of implementing, any modifications to its existing products that it believes require the submission of a new 510(k).

(Obviously, the Company is developing entirely new products and technology that it believes will require new FDA clearances and/or approvals; those requirements are addressed elsewhere in the prospectus.)

        We acknowledge the Staff's observation that the noted sentence is ambiguous. The Company has revised this sentence in Amendment No. 4 to state affirmatively that:

  "We believe that these modifications generally did not require new 510(k) clearances because they could not significantly affect the safety or effectiveness of the products and did not represent a major change to the intended use of the products. In those cases where we concluded that a new 510(k) clearance was required, we applied for and obtained the new clearance."

        As we have discussed, the Company and the underwriters currently do not intend to recirculate a revised or supplemental prospectus to convey the new information reflected above to prospective investors prior to pricing. This decision is based on our conclusion that the new and revised disclosures, while arguably an improvement over the earlier language, are not individually or collectively material to a decision to invest in the Company's common stock.

        No new risk or significant fact has been disclosed that would alter a investor's reasonable understanding of the Company's situation with respect to any of the matters addressed in the Staff's comments:

  •
  As to Comment 1, we believe that what is significant is the fact that the preferred stock will convert to common in connection with the offering (already disclosed at page 107). It is unlikely that investors will care about the technical details of the mechanism by which that will take place.

  •
  With regard to comment 2, the new discussion of significant factors does not include any new fact or factor; it rather presents in a reorganized and more accessible form information that was already disclosed elsewhere in MD&A.

  •
  As to Comment 3, we believe that the clarifying disclosure merely confirms what was implicit in the prior disclosure: that we believe there are no required 501(k) clearances that we have not obtained for our modified devices.

        At this late date in the offering process the risk of adverse consequences to the issuer of circulating a new prospectus or supplement is not trivial. The underwriters are rightly concerned that if investors are presented with a new 2-page disclosure document on the next to last day of the road show, they will at best be confused and at worst will assume it is previously undisclosed bad news that the Commission is requiring the issuer to disclose. (Some of them may read no further before cancelling their orders.) In the best of circumstances, recirculation will cast a cloud over the offering and the Company's prior disclosure in a way that could damage the offering without, in our circumstances, providing any meaningful countervailing benefit to investors.

        If the new information were material, the need for full disclosure would obviously trump any disruptive impact on the marketing process, and we do not dispute that. We believe, given our facts, that this is not even remotely the case, and we seek the Staff's concurrence that it will not, under these circumstances, require recirculation as a condition to acceleration of effectiveness.

        As you know, the Company hopes to conclude its road show and seek effectiveness on Thursday, October 25, 2007. Any assistance you can provide in reviewing and responding to these responses and Amendment No. 4 will be most appreciated. Please feel free to contact me directly at (617) 832-1160.

        Thank you for your continued assistance with this filing.

                      Very truly yours,

                      /s/ ROBERT W. SWEET, JR.

                      Robert W. Sweet, Jr.

Enclosures

cc:
Jeffrey L. Quillen, Esq.
Michael P. Whitman, Power Medical Interventions, Inc.
John P. Gandolfo, Power Medical Interventions, Inc.
Christopher M. Kelly, Esq.

Appendix A

POWER MEDICAL INTERVENTIONS, INC.

Consent of Stockholders

        The undersigned, being the holders of a majority of the outstanding shares of the Preferred Stock, $0.001 par value per share (the "Preferred Stock"), of Power Medical Interventions, Inc., a Delaware corporation (the "Company"), voting together as a single class on an as-converted-to Common Stock (as defined below) basis, hereby consent to the adoption of the following resolutions, in accordance with Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware and pursuant to Article IV, Section 3(b) of the Company's Third Amended and Restated Certificate of Incorporation, as amended (the "Company Charter"):

        WHEREAS, the Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to an initial public offering by the Company (the "IPO") of shares of the Company's Common Stock, $0.001 par value per share ("Common Stock"), having a proposed maximum aggregate offering price of up to $100,000,000;

        WHEREAS, the Board of Directors of the Company has unanimously approved the IPO and has selected Jefferies & Company, Inc., Lazard Capital Markets LLC and A.G. Edwards & Sons, Inc. (collectively, the "Underwriters") to be the managing underwriters for the IPO;

        WHEREAS, the Underwriters have required, as a condition to the performance of their obligations in connection with the IPO, that the undersigned stockholders of the Company authorize the conversion of all outstanding shares of Preferred Stock into shares of Common Stock, subject solely to the Conversion Conditions (as defined below);

        WHEREAS, Article IV, Section 3(b) of the Company Charter provides that each outstanding share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate (as defined in the Company Charter) then applicable to shares of the series of Preferred Stock of which such share is a part upon the date upon which a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted-to Common Stock basis) shall have consented to such conversion; and

        WHEREAS, the undersigned stockholders of the Company are willing to authorize the conversion of all outstanding shares of Preferred Stock into shares of Common Stock at the Conversion Rate subject only to the conditions that: (1) such conversion shall take effect immediately prior to the consummation of the IPO; (2) such conversion shall take effect prior to January 31, 2008; and (3) the Pre-Money Valuation (as defined below) of the Company shall be not less than $125,000,000 (collectively, the "Conversion Conditions"). For the purposes of this Consent, "Pre-Money Valuation" shall mean, as of immediately prior to the consummation of the IPO, the product of the initial price per share of Common Stock sold to the public in connection with the IPO (the "IPO Price Per Share") multiplied by the number of Fully Diluted Shares Outstanding. "Fully Diluted Shares Outstanding" shall mean, as of immediately prior to the consummation of the IPO, the sum of: (i) the shares of Common Stock then outstanding; (ii) the shares of Common Stock issuable upon conversion of all shares of Preferred Stock then outstanding; (iii) the shares of Common Stock issuable upon conversion of any convertible promissory notes of the Company then outstanding (assuming conversion at the then applicable discount to the IPO Price Per Share); and (iv) the shares of Common Stock issuable upon exercise of any then outstanding options or warrants to purchase capital stock of the Company.

NOW, THEREFORE, BE IT:
RESOLVED:
That, subject only to satisfaction of the Conversion Conditions (as determined by the Board of Directors in its reasonable discretion) and effective as of immediately prior to the consummation of the IPO, the undersigned hereby consent, on behalf of themselves and all other holders of Preferred Stock, to the conversion of each then outstanding share of Preferred Stock into Common Stock, at the then applicable Conversion Rate in accordance with the Company Charter.